October 21, 2022

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Attn:	Katherine Hsu
Michael Coco

Re:	State Treasury of the Republic of Poland
Schedule B filed on September 6, 2022
File No. 333-267287

Dear Ms. Hsu and Mr. Coco:

On behalf of our client, the State Treasury of the Republic of Poland (“Poland”), we are writing to submit Poland’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement under Schedule B filed on September 6, 2022 (the “Registration Statement”), contained in the Staff’s letter dated September 30, 2022 (the “Comment Letter”).

Poland has filed Amendment No. 1 to the Registration Statement under Schedule B (“Amendment No. 1”) via EDGAR, which reflects Poland’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by Poland’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1.

Schedule B

The Economy, page 15

1.	We note your disclosure that certain data are not entirely comparable to 2021 data due to changes in methodology. To the extent possible, describe the change in methodology and/or the material impact that such change would have on the more recent data.

Response: Poland calculates its unemployment rates and other data on the labor force in accordance with the methodology of the European Union Labor Force Survey (“LFS”). In 2021, the LFS introduced methodological changes that amended the definitions of employed, unemployed and economically inactive persons in order to increase data quality and comparability across European Union member states.

For example, under the new methodology, the term “employed population” includes:

●	unpaid family workers performing work for family members not belonging to their own households (conducting economic activity outside agriculture or private agricultural farms);

●	persons performing some of their work off-season; and

●	persons having a job, albeit not performing work in the reference week (in case of the reasons for some absences— simplifying the criteria for classifying persons as employed, e.g., including persons taking childcare leave).

Under the new methodology, the employed population excludes self-employed persons employed in private agriculture who allocate the effects of their work exclusively or mainly for their own consumption and do not have any other job. In addition, for data from 2021 onwards, the reference population changed from people aged 15 years and over to people aged from 15 to 89 years.

United States Securities and Exchange Commission October 21, 2022

Following the implementation of these methodological changes, Poland recalculated its labor force data for the years 2010 to 2020 in accordance with the LFS methodology in force from 2021. Therefore, all LFS data from 2010 onwards is comparable. However, Poland has not re-calculated pre-2010 LFS data. Therefore, pre-2010 LFS data is not comparable with post-2010 LFS data, although the change in methodology has not had a material impact on labor market data.

Poland has clarified these points in brief in the footnote to the macroeconomic statistics table on page 16 of Amendment No. 1.

Meeting of Holders of Debt Securities; Modification, page 63

2.	On page 64, the prospectus discusses certain types of collective action clauses. Please identify the collective action clause provisions under a separate caption or refer to the collective action clauses in the current caption.

Response: In response to the Staff’s comment, Poland has changed the heading from “Meetings of Holders of Debt Securities; Modification” to “Collective Action Clauses” and added references to the section of the Fiscal Agency Agreement that contain collective action clause provisions on page 63 of Amendment No. 1.

Exhibits, Legal Opinion, Page II-4

3.	We note your representation in Part II that the issuer agrees to furnish a copy of the opinion of the Director of the Legal Department of the Ministry of Finance, Republic of Poland as to the legality of each issue of the securities. Please confirm to us that you will file clean legal opinions of all relevant parties as to the legality of the issue of the securities at the time of each takedown.

Response: Poland confirms that it intends to file clean legal opinions of all relevant parties as to the legality of the issue of securities at the time of each takedown.

General

4.	To the extent possible, please update all information and statistics in the registration statement to provide the most recent data possible. This may include, for example, your use of "preliminary data" throughout the prospectus

Response: In response to the Staff’s comment, Poland has updated all information and statistics in the Registration Statement for which more recent data was available. The information currently included in Amendment No. 1 is based on the most recent data available.

Please do not hesitate to contact Jill Concannon (Tel: +44 20 7532 1534; E-mail: jill.christie@whitecase.com) or Doron Loewinger (Tel: +44 20 7532 1551; E-mail: doron.loewinger@whitecase.com) of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

United States Securities and Exchange Commission October 21, 2022

/s/ White & Case LLP

White & Case LLP

cc: Sebastian Skuza, Secretary of State of the State Treasury of the Republic of Poland

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